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                          MORGAN, LEWIS & BOCKIUS LLP
                               ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                               November 27, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:   Pioneer Series Trust IV
      Post-Effective Amendment to Registration Statement on Form N-1A File Nos. 333-126384; 811-21781

Ladies and Gentlemen:

     This letter is to respond to comments we received from Mr. Jay Williamson of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A of Pioneer Series Trust IV (the "Registrant"), with respect to its series Pioneer Multi-Asset Income Fund (the "Fund"). Following are the Staff's comments and the Registrant's responses thereto:

1. Comment:  The Staff noted that, based on the Form N-CSR filed with respect to the Fund for the period ended July 31, 2018, approximately 18% of the Fund's portfolio consisted of equity linked notes. The Staff requested that, in its response, the Registrant:

        (a) Identify the types of counterparties that typically issue the notes in which the Fund invests.

  Response:  The Registrant notes that the counterparties that typically issue the equity linked notes in which the Fund invests are major investment banks.

        (b) Identify any counterparties through which the Fund has invested more than 5% of its portfolio.

  Response:  The Registrant notes that, at July 31, 2018, there were no counterparties through which the Fund had invested more than 5% of its portfolio.

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        (c)  Explain how the Fund considers and monitors counterparty credit risk for these investments and confirm that the Fund's disclosure addresses the use of equity linked notes and their related risks.

  Response:  The Fund's adviser performs an ongoing review and assessment of counterparty credit risk in connection with investments in equity linked notes. Among other factors, the adviser considers financial, operational and market factors in assessing and evaluating counterparty risk. The adviser monitors counterparties' financial stability by screening relevant indicators, including changes in the counterparty's credit ratings, share price trend, leverage, credit default swap spreads, negative news alerts, and deterioration in market position. The Registrant believes that the Fund's disclosure adequately addresses the use of equity linked notes and their related risks.

        (d) Explain how the Fund assesses the liquidity of an equity linked note.

  Response:  The Registrant notes that the Fund's adviser assesses the liquidity of an equity linked note through, among other factors, an evaluation of the offering documents, the characteristics and level of support of the note program by the counterparty (such as CUSIP numbers and pricing support), market practices relating to the unwinding of instruments prior to maturity (including the adviser's experience in this regard), and the liquidity of the reference security, to determine the Fund's ability to dispose of the instrument in seven calendar days or less without such disposition significantly changing the market value of the instrument. The Registrant notes that equity linked notes in which the Fund invests are typically determined to be liquid.

2. Comment:  The Staff noted that the sector distribution chart included in the
             Form N-CSR filed with respect to the Fund for the period ended July 31, 2018 indicates that approximately 51% of the Fund's investments are tied to the financial sector.

        (a) The Staff noted that, based on the Fund's portfolio investments and disclosure, it appears that the Fund's exposure to the financial sector is due to myriad investment types and industries. Given the size of the Fund's exposure to the financial sector, the Staff suggested that the Registrant consider providing additional separate disclosure that addresses financial sector-related risks in greater detail.

  Response:  The Registrant notes that the sector distribution chart included in the Fund's Form N-CSR is prepared by the Fund's sub-administrator using a different methodology from the methodology used by Fund compliance to monitor industry exposure for purposes of the Fund's concentration policy. As noted by the Staff, the sector distribution chart reflects a number of investment types and investments within the financial sector. Among the instruments included in the financial sector of the pie chart are U.S. government securities, securities issued by foreign governments, asset-backed securities, collateralized mortgage

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             obligations and closed-end funds. The Fund's prospectus currently includes risk factors that address the risks of investing in the instruments included in the financial sector of the pie chart. Further, a number of the instruments included in the financial sector of the pie chart are not held by the Fund for the primary purpose of obtaining exposure to the financial sector. Accordingly, the Registrant respectfully submits that it is not necessary to include additional risk disclosure in the prospectus with respect to such instruments.

        (b) The Staff requested that the Registrant explain in its response how the Fund's exposure to the financial sector is consistent with the Fund's concentration policy, how the Fund defines the term industry for purposes of its concentration policy, and how the Fund maps particular investments to industries and monitors the same for purposes of determining compliance with its concentration policy.

  Response:  As noted above, the sector distribution chart included in the
             Form N-CSR does not reflect the Fund's industry exposures for purposes of the Fund's concentration policy. The Registrant notes that, as disclosed in the Statement of Additional Information, the Fund relies primarily on the MSCI Global Industry Classification Standard (GICS) classifications in identifying and monitoring industry exposures for purposes of its concentration policy.

3. Comment:  The Staff noted that the Registrant included a reference to securities lending in the Statement of Additional Information. The Staff noted that in October 2016, the Commission adopted new rules and forms and amended existing rules to enhance transparency and modernize reporting for registered investment companies. In connection with these changes, the Commission added Item 19(i) to Form N-1A, which requires disclosure regarding a fund's securities lending activities during its most recently completed fiscal year. The Staff requested that the Registrant revise the Statement of Additional Information to include such disclosure or explain why it is not required. The Staff suggested that, if the Fund did not engage in securities lending activity during its most recent fiscal year, the Registrant consider including a statement to that effect in the Statement of Additional Information.

  Response:  The Registrant notes that the Fund did not engage in securities lending activity during its most recent fiscal year. The Registrant will include a statement to that effect in the Statement of Additional Information.

     Please call the undersigned at (617)951-8458 or Toby Serkin at
(617)951-8760 with any questions.

                                                Sincerely,

                                                /s/ Jeremy Kantrowitz
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                                                Jeremy Kantrowitz

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cc:  Terrence J. Cullen
     Christopher J. Kelley
     Roger P. Joseph
     Toby R. Serkin

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